[Translation]

To Whom It May Concern:
                                                                   April 7, 2006

                                    Company Name: HINO MOTORS, LTD.
                                    Name and Title of Representative:
                                      Shoji Kondo, President
                                    Code Number: 7205
                                      Tokyo Stock Exchange and Nagoya Stock
                                      Exchange
                                    Name and Title of Contact Person:
                                      Toshihisa Sakaki
                                      General Manager, Corporate Communications
                                      Department, Corporate Planning Division
                                    Telephone Number: 03-5419-9320
                                    (Parent Company of HINO MOTORS, LTD.)
                                    Company Name:
                                      TOYOTA MOTOR CORPORATION
                                    Name and Title
                                    of Representative:
                                      Katsuaki Watanabe, President
                                    Code Number: 7203
                                      Securities exchanges throughout Japan
                                    Name and Title of Contact Person:
                                      Masaki Nakatsugawa
                                      General Manager, Accounting Division
                                    Telephone Number: 0565-28-2121



                Notice Concerning the Dissolution of a Subsidiary

We hereby notify you that TOKYO HINO MOTOR LTD ("TOKYO HINO"), a subsidiary of HINO MOTORS, LTD. ("HINO"), decided to dissolve its subsidiary as described below.

1. Facts of the Subsidiary to be dissolved

   Trade Name:              Sakamori Jidousha Kabushiki Kaisha
   Location:                271, Fukai 7-chome, Kitamoto-shi, Saitama Prefecture
   Name of Representative:  Yoshimasa Tabata, President
   Contents of Business:    Automobile maintenance business
   Date of Incorporation:   September, 1967
   Capital:                 JPY 20 million
   Total Assets:            JPY 193 million (as of March 31, 2005)
   Number of Employees:     17 persons
   Major Clients:           TOHUN Service Corporation, TOKYO HINO and others
   Shareholders:            TOKYO HINO: 84% (TOKYO HINO is a 99.9% owned


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                            subsidiary of HINO)
                            Individual shareholders: 2 persons, 16%
   Business Performance (Fiscal year ended March 31, 2005):
                            Net sales: JPY 356 million
                            Ordinary income: JPY 14 million

2. Schedule for Dissolution

   Scheduled to be dissolved on April 24, 2006

3. Reason for Dissolution

   In order to improve business efficiency of HINO group

4. Anticipated Effects on Business Performance

   The anticipated effects of the dissolution on each of HINO's and TOYOTA MOTOR CORPORATION's business performances are very minor.